Montgomery, McCracken, Walker & Rhoads, llp

attorneys at law

Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com

March 28, 2011

Ms. Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hirtle Callaghan Trust (“Registrant”)

File Nos.: 33-87762 and 811-08918

Preliminary Proxy Statement

Dear Ms. Cole:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of March 26, 2012, with respect to Registrant’s Preliminary Proxy Statement filed on March 15, 2012.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that that Registrant confirm that Registrant has no information to disclose in response to Items 22(c)(13) and 22(c)(14) of Schedule 14A.

Response: Registrant is seeking shareholder approval of amendments to sub-advisory agreements with an existing sub-advisor to two of its Portfolios. Registrant confirms that the sub-advisor in question does not place portfolio trades through its affiliated broker-dealers for Registrant’s accounts and does not receive from the Portfolios any fees for any services other than the investment advisory fees paid pursuant to the sub-advisory agreements.

Registrant is also seeking approval of a new sub-advisory agreement with a new sub-advisor for one of its Portfolios. Items 22(c)(13) and 22(c)(14) refer to payments made during the most recent fiscal year and are, accordingly, not applicable to a proposed new advisory relationship.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.

¿    Philadelphia, PA    ¿     Cherry Hill, NJ    ¿    Wilmington, DE    ¿     Berwyn, PA    ¿    West Chester, PA    ¿

A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA

LOUIS A. PETRONI – NEW JERSEY RESPONSIBLE PARTNER

Montgomery, McCracken, Walker & Rhoads, llp

Ms. Mary Cole

March 28, 2012

Very truly yours,

/s/ Don E. Felice
Don E. Felice

cc:	Robert Zion

Colette Bull

Michael O’Hare

Kristin Schantz